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                                                                      EXHIBIT 12




                OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

       COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)


                                            Six Months Ended
                                                     June 30                             Year Ended December 31
                                            ----------------    -----------------------------------------------
                                              1998      1997      1997      1996      1995      1994       1993
----------------------------------------    ------    ------    ------    ------    ------    ------     ------
Income(loss) from continuing
    operations(a)                           $  338    $  260    $  245    $  486    $  325    $ (236)    $ (190)
                                            ------    ------    ------    ------    ------    ------     ------
Add:
    Provision(credit) for taxes on
      income (other than foreign
      and gas taxes)                           167       133        47        99       155       (59)       (23)
    Interest and debt expense(b)               284       220       446       492       591       586        598
    Portion of lease rentals
      representative of the interest
      factor                                    17        20        39        38        43        50         49
                                            ------    ------    ------    ------    ------    ------     ------
                                               468       373       532       629       789       577        624
                                            ------    ------    ------    ------    ------    ------     ------

Earnings(loss) before fixed charges         $  806    $  633    $  777    $1,115    $1,114    $  341     $  434
                                            ======    ======    ======    ======    ======    ======     ======
Fixed charges
    Interest and debt expense
      including capitalized
      interest(b)                           $  292    $  227    $  462    $  499    $  595    $  589     $  609
    Portion of lease rentals
      representative of the interest
      factor                                    17        20        39        38        43        50         49
                                            ------    ------    ------    ------    ------    ------     ------
    Total fixed charges                     $  309    $  247    $  501    $  537    $  638    $  639     $  658
                                            ======    ======    ======    ======    ======    ======     ======

Ratio of earnings to fixed charges            2.61      2.56      1.55      2.08      1.75       n/a(c)     n/a(c)
----------------------------------------    ======    ======    ======    ======    ======    ======     ======

(a) Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(b) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.
(c) Not computed due to less than one-to-one coverage. Earnings were inadequate to cover fixed charges by $298 million in 1994 and $224 million in 1993.